May 2, 2007

Ms. Linda van Doorn

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	The ServiceMaster Company
Form 10-K for the year ended December 31, 2006

Filed February 27, 2007

File No. 1-14762

Dear Ms. van Doorn:

We are writing in response to your letter dated April 30, 2007 relating to the above-referenced document. We have listed the comment in the April 30th letter as well as ServiceMaster’s (the “Company’s”) response to that comment below.

Notes to Consolidated Financial Statements

Commitments and Contingencies, page 42

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We note your response to comment 4, but it does not appear that the MD&A contains a comprehensive discussion of self-insured claims. Given the materiality of the $166 million liability, please include a separate note to the financial statements in future filings to document activity in self-insured claim accounts, as well as the method used to develop the accrual.

Response:

Prospectively, beginning with our 2007 first quarter Form 10-Q, ServiceMaster will include a separate note to the financial statements to document activity in self-insured claim accounts and will disclose the method used to develop the accrual. The following disclosure will be added to our future filings:

“The Company carries insurance policies on insurable risks at levels which it believes to be appropriate, including workers’ compensation, auto and general liability risks. The Company has self-insured retention limits and insured layers of excess insurance coverage above such self-insured retention limits. The Company is required to pay all claims that fall below the retention limits. As of March 31, 2007 and 2006, the Company had total accrued self-insured claims of $162 million and $167 million, respectively. During the three

Ms. Linda van Doorn
United States Securities and Exchange Commission
May 2, 2007

months ended March 31, the Company recorded provisions for claims totaling $12 million in 2007 and $13 million in 2006, and the Company paid claims totaling $16 million in 2007 and $19 million in 2006. The Company uses historical claims experience and an independent, national actuarial firm to establish both the current year accrual and the underlying provision for future losses. The actuarially determined provision and related accrual include consideration of both known claims, as well as incurred but not reported claims. The Company adjusts its estimate of accrued self-insured claims when required to reflect changes based on factors such as changes in health care costs, accident frequency and claim severity.”

ServiceMaster Representations

ServiceMaster is responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we understand that the staff comments or changes to disclosures do not foreclose the Commission from taking any action with respect to the filings. Moreover, ServiceMaster understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (901) 766-1268 with your comments or questions.

Very truly yours,

/s/ Ernest J. Mrozek

Ernest J. Mrozek

Vice Chairman and Chief Financial Officer

cc:	Kristi Marrone, United States Securities and Exchange Commission

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